



December 15, 2023

To Whom It May Concern:

I, Jeanelle Spencer, certify that: (1) the financial statements of Zehbras LLC included in this Form are true and complete in all material respects; and(2) since this is a startup business, no taxes have been filed for the fiscal year ended 2021 and 2022 and there is no tax return information for Zehbras LLC included in this Form.

Sincerely,

Jeanelle M. Spencer
Owner
Zehbras, LLC



3313 Greenmount Ave
Baltimore MD, 21218

admin@zehbras.com

www.zehbras.com



Income Statement 2023

Zehbras, LLC

Financial statements in U.S. dollars

REVENUE

Gross sales

Less: sales returns and allowances

Net sales

COST OF GOODS SOLD

Beginning inventory

Add: Purchases

Freight-in

Direct labor

Indirect expenses

Inventory available

Less: ending inventory

Cost of goods sold

Gross profit (loss)

EXPENSES

Advertising

Amortization

Bad debts

Bank charges

Charitable contributions

Commissions

Contract labor

Depreciation

	-	$0
		$0
	-	
	-	
	-	
	-	
	-	
	-	
		$0
		$0
	-	$961
	-	$0
	-	$0
	-	$0
	-	$0
	-	$0
	-	$0
	-	$0

banner, tablecloth, flyers

Dues and subscriptions

Employee benefit programs

Insurance

Interest

Legal and professional fees

Licenses and fees

Miscellaneous

Office expenses

Payroll taxes

Postage

Rent

Repairs and maintenance

Supplies

Telephone

Travel

Utilities

Vehicle expenses

Wages

Total expenses

Net operating income

OTHER INCOME

Gain (loss) on sale of assets

Interest income

Total other income

Net income (loss)

-	$800
-	$0
-	$2,094
-	$0
-	$16,368
-	$3,000
-	$0
-	$0
-	$0
-	$0
-	$8,040
-	$68,105
-	$3,807
-	$0
-	$0
-	$0
-	$0
-	$0
	$103,175
	-$103,175
-	
-	
-	$15,000
	-$88,175

PushPress gym management software

CrossFit RRG

graphic design, architectural and MEP drawings

CrossFit affiliation

demo, painting, ductwork, flooring, framing

kettlebells, dumbbells, jumpropes, resistance bands, sleds, yoga mats

Project Restore grant

Income Statement 2022

Zehbras, LLC

Financial statements in U.S. dollars

REVENUE

Gross sales	-
Less: sales returns and allowances	
Net sales	

COST OF GOODS SOLD

Beginning inventory	-
Add: Purchases	
Freight-in	-
Direct labor	-
Indirect expenses	-
Inventory available	-
Less: ending inventory	-
Cost of goods sold	
Gross profit (loss)	

EXPENSES

Advertising	-
Amortization	-
Bad debts	-
Bank charges	-
Charitable contributions	-
Commissions	-
Contract labor	-
Depreciation	-
Dues and subscriptions	-
Employee benefit programs	-
Insurance	-
Interest	-
Legal and professional fees	-
Licenses and fees	-
Miscellaneous	-
Office expenses	-
Payroll taxes	-
Postage	-
Rent	-
Repairs and maintenance	-
Supplies	-
Telephone	-
Travel	-
Utilities	-
Vehicle expenses	-
Wages	-

$0
$0
$0
$0
$0
$0
$0
$0
$0
$0
$0
$0
$0
$0
$0
$0
$0
$0
$0
$0
$0
$0
$0
$0
$0
$0
$0
$0
$0
$0
$0
$0

Total expenses

Net operating income

OTHER INCOME

Gain (loss) on sale of assets	-
Interest income	-
Total other income	-

Net income (loss)

	$0
	$0
	$0
	$0

Income Statement 2021

Zehbras, LLC

Financial statements in U.S. dollars

REVENUE

Gross sales	-	$0
Less: sales returns and allowances		
Net sales		**$0**

COST OF GOODS SOLD

Beginning inventory	-	
Add: Purchases		
Freight-in	-	
Direct labor	-	
Indirect expenses	-	
Inventory available	-	
Less: ending inventory	-	
Cost of goods sold		**$0**
Gross profit (loss)		**$0**

EXPENSES

Advertising	-	$0
Amortization	-	$0
Bad debts	-	$0
Bank charges	-	$0
Charitable contributions	-	$0
Commissions	-	$0
Contract labor	-	$0
Depreciation	-	$0
Dues and subscriptions	-	$0
Employee benefit programs	-	$0
Insurance	-	$0
Interest	-	$0
Legal and professional fees	-	$0
Licenses and fees	-	$0
Miscellaneous	-	$0
Office expenses	-	$0
Payroll taxes	-	$0
Postage	-	$0
Rent	-	$0
Repairs and maintenance	-	$0
Supplies	-	$0
Telephone	-	$0
Travel	-	$0
Utilities	-	$0
Vehicle expenses	-	$0
Wages	-	$0

Total expenses		**$0**
Net operating income		**$0**
OTHER INCOME		
Gain (loss) on sale of assets	-	
Interest income	-	
Total other income	-	**$0**
Net income (loss)		**$0**